Consolidated Financial Statements

Years Ended December 31, 2015 and 2014

Management’s Responsibility for Financial Reporting
These consolidated financial statements have been prepared by the management of the Company in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and, where appropriate, reflect management’s best estimates and judgments based on currently available information. A system of internal control is maintained to provide reasonable assurance that financial information is accurate and reliable. Management conducts ongoing reviews of these controls and reports on their findings to the Audit Committee.

The Audit Committee of the Board of Directors meets periodically with management and the independent auditors to review the scope and results of the annual audit, and to review the consolidated financial statements and related financial reporting matters prior to submitting the financial statements to the Board of Directors for approval.

The Company’s independent auditors conduct their audits in accordance with Canadian auditing standards to allow them to express an opinion on these consolidated financial statements.

"Paul Huet"	“Barry Dahl”
Paul Huet	Barry Dahl
President and Chief Executive Officer	Chief Financial Officer

March 23, 2016

Independent Auditor’s Report

To the Shareholders of Klondex Mines Ltd.

We have audited the accompanying consolidated financial statements of Klondex Mines Ltd., which comprise the consolidated statements of financial position as at December 31, 2015, December 31, 2014 and January 1, 2014 and the consolidated statements of income, comprehensive income, cash flows and changes in equity for the years ended December 31, 2015 and December 31, 2014, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Klondex Mines Ltd. as at December 31, 2015, December 31, 2014 and January 1, 2014 and its financial performance and its cash flows for the years ended December 31, 2015 and December 31, 2014, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

signed "PricewaterhouseCoopers LLP"
Chartered Professional Accountants

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada V6C3S7
T : +1 604 806 7000, F : +1 604 806 7806, www.pwc.com/ca
“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Klondex Mines Ltd. Consolidated Statements of Financial Position (Expressed in thousands of United States dollars)

		December 31,		January 1, 2014 (Note 2)
	Note	2015	2014
Assets
Current assets
Cash		$59,097	$45,488	$12,701
Trade receivables		37	—	—
Inventories	6	19,577	21,618	—
Prepaid expenses and other	7	6,984	7,394	303
Total current assets		85,695	74,500	13,004
Mineral properties, plant and equipment	8	186,076	161,767	89,860
Restricted cash	13	12,078	18,798	419
Deferred tax asset	17	—	264	—
Total assets		$283,849	$255,329	$103,283
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$15,158	$11,733	$6,073
Income taxes payable		11	1,181	—
Obligations under gold purchase agreement, current	9	6,504	8,860	—
Finance lease obligations, current	10	439	—	—
Derivative liability related to gold supply agreement, current	11	1,176	1,289	—
Senior notes, current	12	—	3,158	6,581
Total current liabilities		23,288	26,221	12,654
Obligations under gold purchase agreement	9	17,940	20,359	—
Finance lease obligations	10	932	—	—
Derivative liability related to gold supply agreement	11	1,599	3,084	8,239
Senior notes	12	—	16,044	—
Decommissioning provision	13	24,200	18,483	1,123
Deferred tax liability	17	14,686	5,153	—
Total liabilities		82,645	89,344	22,016
Shareholders' Equity
Share capital	14	201,247	174,361	108,529
Contributed surplus		24,463	23,691	14,355
Deficit		(3,601)	(26,129)	(42,619)
Accumulated other comprehensive loss		(20,905)	(5,938)	1,002
Total shareholders' equity		201,204	165,985	81,267
Total liabilities and shareholders' equity		$283,849	$255,329	$103,283

See Commitments and Contingencies (note 24) and Subsequent Events (note 25)

Approved on behalf of the Board of Directors:

"Paul Huet"	“James Haggarty”
Paul Huet	James Haggarty
Director	Director

The accompanying notes are an integral part of these Consolidated Financial Statements

Klondex Mines Ltd. Consolidated Statements of Income (Expressed in thousands of United States dollars, except per share amounts)

		Years ended December 31,
	Note	2015	2014
Revenues		$155,162	$110,005
Cost of sales
Production costs		83,299	54,205
Depreciation and depletion		29,643	23,153
Gross profit		42,220	32,647
General and administrative expenses		12,396	9,014
Loss on equipment disposal		351	—
Income from operations		29,473	23,633
Business acquisition costs	5	(337)	(2,050)
Gain on derivative, net	11	124	3,302
Finance charges, net	16	(7,689)	(8,771)
Loss on extinguishment of senior notes	12	(2,132)	—
Foreign currency gain, net		14,869	8,100
Other, net		—	(744)
Income before tax		34,308	23,470
Income tax expense	17	11,780	6,980
Net income		$22,528	$16,490

Net income per share
Basic	18	$0.17	$0.14
Diluted	18	$0.16	$0.14

Weighted average number of shares outstanding
Basic	18	132,279,526	115,481,622
Diluted	18	138,998,958	117,909,471

The accompanying notes are an integral part of these Consolidated Financial Statements

Klondex Mines Ltd. Consolidated Statements of Comprehensive Income (Expressed in thousands of United States dollars)

	Years ended December 31,
	2015	2014
Net income	$22,528	$16,490
Other comprehensive loss, net of tax
Items that may be subsequently reclassified to profit or loss:
Foreign currency translation adjustments	(14,967)	(6,940)
Comprehensive income	$7,561	$9,550

The accompanying notes are an integral part of these Consolidated Financial Statements

Klondex Mines Ltd. Consolidated Statements of Cash Flows (Expressed in thousands of United States dollars)

		Years ended December 31,
	Note	2015	2014
Operating activities
Net income		$22,528	$16,490
Items not involving cash
Depreciation and depletion		29,915	23,144
Change in fair value of derivative	11	(1,598)	(3,687)
Finance charges		7,616	8,769
Foreign exchange gain		(14,869)	(8,100)
Deferred tax expense	17	9,599	5,690
Share-based compensation		3,152	3,003
Deliveries under gold purchase agreement		(9,737)	(8,718)
Write-off of unamortized senior notes issuance costs	12	1,460	—
Loss on equipment disposal	8	351	—
		48,417	36,591
Changes in non-cash working capital
Trade receivables		(37)	—
Inventories		501	(13,299)
Prepaid expenses and other		(3,327)	(3,340)
Accounts payable and accrued liabilities		2,626	8,757
Income taxes payable		(753)	1,290
Net cash provided by operating activities		47,427	29,999
Investing activities
Expenditures on mineral properties, plant and equipment		(45,620)	(29,982)
Proceeds from sale of mineralized material		—	2,742
Decrease (increase) in restricted cash, net	13	9,750	(21,359)
Interest received		80	61
Cash paid for acquisition of Midas		—	(57,719)
Net cash used in investing activities		(35,790)	(106,257)
Financing activities
Issuance of share capital, net		24,506	64,392
Repayment of debt		(19,195)	(6,346)
Interest paid		(1,572)	(2,481)
Proceeds under gold purchase agreement, net		—	32,619
Proceeds from gold royalty advance		—	1,239
Proceeds from debt		—	20,949
Net cash provided by financing activities		3,739	110,372
Effect of foreign exchange on cash balances		(1,767)	(1,327)
Net increase in cash		13,609	32,787
Cash, beginning of period		45,488	12,701
Cash, end of period		$59,097	$45,488
See supplemental cash flow information (note 21)

The accompanying notes are an integral part of these Consolidated Financial Statements

Klondex Mines Ltd. Consolidated Statements of Changes in Equity (Expressed in thousands of United States dollars, except common shares issued and outstanding)

		Common shares(1)
	Note	Shares issued and outstanding, no par value	Share capital	Contributed surplus	Accumulated deficit	Accumulated other comprehensive income	Total shareholders' equity
Balance at December 31, 2013		79,746,291	$108,529	$14,355	$(42,619)	$1,002	$81,267
Shares issued under the Share Compensation Plan	15	483,025	370	—	—	—	370
Options exercised under the Share Option Plan	15	525,768	788	(262)	—	—	526
Warrants exercised	14	9,124,116	14,272	(981)	—	—	13,291
Share-based compensation under the Share Option Plan	15	—	—	2,633	—	—	2,633
Common shares issued, net of issuance costs	14	37,450,000	50,402	—	—	—	50,402
Subscription receipts		—	—	460	—	—	460
Warrants issued with Senior Notes financing	12	—	—	1,591	—	—	1,591
Warrants issued for Midas acquisition	5	—	—	5,895	—	—	5,895
Net income		—	—	—	16,490	—	16,490
Foreign currency translation adjustments		—	—	—	—	(6,940)	(6,940)
Balance at December 31, 2014		127,329,200	$174,361	$23,691	$(26,129)	$(5,938)	$165,985
Options exercised under the Share Option Plan	15	2,707,703	4,383	(1,206)	—	—	3,177
Warrants exercised	14	1,990,760	3,513	(857)	—	—	2,656
Share-based compensation under the Share Option Plan	15	—	—	2,565	—	—	2,565
Share-based compensation under the Share Compensation Plan	15	12,750	317	270	—	—	587
Common shares issued, net of issuance costs	14	7,400,000	18,673	—	—	—	18,673
Net income		—	—	—	22,528	—	22,528
Foreign currency translation adjustments		—	—	—	—	(14,967)	(14,967)
Balance at December 31, 2015		139,440,413	$201,247	$24,463	$(3,601)	$(20,905)	$201,204
(1) The Company has unlimited common shares authorized for issuance.

The accompanying notes are an integral part of these Consolidated Financial Statements

Klondex Mines Ltd. Notes to the Consolidated Financial Statements For the years ended December 31, 2015 and 2014 (Expressed in thousands of United States dollars, unless otherwise noted)
1. Nature of Operations
Klondex Mines Ltd. (the "Company") is a gold and silver mining company focused on exploration, development, and production in a safe, environmentally responsible, and cost-effective manner. Gold and silver sales represent 100% of the Company's revenues and the market prices of gold and silver significantly impact the Company's financial position, operating results, and cash flows. As of December 31, 2015, the Company had 100% interests in two producing mines: Fire Creek and the Midas mine and ore milling facility (collectively the "Midas Mine" or “Midas”) as well as other early-stage exploration properties, all of which are located in the State of Nevada, USA. The Company's milling and processing facilities, which are located at Midas, process ore from both Midas and Fire Creek.
As discussed in Note 25. Subsequent Events, on January 22, 2016, the Company acquired the Rice Lake Mine and Mill complex in Manitoba, Canada, which is the Company's first property outside of the State of Nevada, USA.
The Company was incorporated on August 25, 1971 under the laws of British Columbia, Canada and its common shares are listed on the Toronto Stock Exchange under the symbol "KDX" and on the New York Stock Exchange MKT under the symbol "KLDX". The Company’s registered office is located at 1055 West Hastings Street, Suite 220, Vancouver, British Columbia, Canada V6C 2E9.
2. Summary of Significant Accounting Policies
Basis of presentation
The Company's consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board ("IASB"), and are expressed and presented in thousands of United States dollars (unless otherwise stated) and references to "$" refers to United States dollars (unless otherwise noted).
These consolidated financial statements have been authorised by or on behalf of the Board of Directors of the Company for issuance on March 23, 2016.
Principles of consolidation
These consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities over which the Company has control, which means the Company is exposed to, or has the right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The Company’s subsidiaries, all of which are wholly owned, are 0985472 B.C. Ltd, Klondex Canada Ltd., and its U.S. subsidiaries: Klondex Holdings (USA) Inc., Klondex Gold & Silver Mining Company, Klondex Midas Holdings Limited, and Klondex Midas Operations Inc. All intercompany transactions, balances, revenues and expenses are eliminated during consolidation.
Change in presentation currency
In the third quarter of 2015, the Company changed its financial statement presentation currency from Canadian dollars to United States dollars, which the Company believes should better facilitate financial comparisons to industry peers. In addition, Fire Creek and Midas are located in the State of Nevada, USA, and primarily conduct their operations with United States dollars. The change in presentation currency had no impact on the Company's functional currency, which remained as Canadian dollars for the Company and United States dollars for subsidiaries located in the USA. As a result, and in accordance with IAS 21 - The Effects of Changes in Foreign Exchange Rates, the consolidated financial statements for all periods presented have been translated into US dollars and a statement of financial position has been presented for the opening 2014 balances. All comparative financial information has been restated to reflect the Company’s results as if they had been historically reported in US dollars. Assets and liabilities have been translated using period end exchange rates, equity transactions have been translated using the exchange rate in effect on the date of the specific transaction or the average exchange rate during the respective period, and revenues, expenses, gains, losses, and cash flow amounts have been translated into the presentation currency using the average exchange rate during the respective period. Resulting exchange differences arising from the translation are included within other comprehensive income or loss as Foreign currency translation adjustments.

Foreign currency translation
The functional currency of the parent Company and each of its subsidiaries is measured using the currency of the primary economic environment in which that entity operates. The functional currency of the Company’s Canadian subsidiary is the Canadian dollar and the functional currency of its U.S. subsidiaries is the US dollar.
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the period-end exchange rate. Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in profit or loss in the period in which they arise. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction.
Financial instrument classification and measurement
Financial instruments are initially recorded at fair value (see Note 22. Fair Value Measurements) less transaction costs if not subsequently measured at fair value, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Measurement of financial assets in subsequent periods depends on whether the financial instrument has been classified as “fair value through profit and loss” ("FVTPL"), “loans and receivables”, or "available for sale". Measurement of financial liabilities in subsequent periods depends on whether they are classified as FVTPL or “other financial liabilities”. The following discusses measurement classifications applicable to the Company.

•
FVTPL relates to financial assets and financial liabilities that are held for trading or designated upon initial recognition as FVTPL and are measured at fair value with changes in fair value recognized in earnings, which for the Company is its Derivative liability related to gold supply agreement. The Derivative liability related to gold supply agreement is measured at fair value with changes in fair value recorded in earnings as Gain on derivative, net.

•	Loans and receivables relate to financial assets that are measured at amortized cost subsequent to initial recognition, which for the Company is its Cash, Restricted cash, and Trade receivables.

•
Other financial liabilities relate to financial liabilities that are measured at amortized cost using the effective interest method subsequent to initial recognition, which for the Company is its Accounts payable and accrued liabilities, Obligations under gold purchase agreement, Finance lease obligations, and Senior notes.

Cash
Cash and cash equivalents are unrestricted as to use and consist of cash on hand, demand deposits, and short term interest bearing investments with original maturities of 90 days or less. Restricted cash, which is excluded from cash and cash equivalents, is listed separately and collateralizes surety bonds.
Trade receivables
Trade receivables consist of amounts due from customers for gold and silver sales. The entire trade receivables balance is expected to be collected during the next 12 months.
Inventories
The Company's inventories include supplies inventory and the following production-related inventories: stockpiles, in-process, and finished goods, all of which are measured and carried at the lower of average cost or net realizable value. For production-related inventories, cost includes all mining, processing, and refining costs incurred during production stages, including allocations for mine site overhead and depreciation and amortization. Net realizable value is calculated as the estimated future sales price in the ordinary course of business less the estimated costs to convert the production-related inventories into a saleable product less estimated selling costs. Supplies inventory costs include freight and tax.

•
Stockpiles represent ore that has been extracted from underground mines which requires further processing through the Midas mill. Costs are transferred from stockpiles at an average cost per estimated recoverable gold equivalent ounce ("GEO") to in-process inventories.

•	In-process inventory consists of ore being processed through the Midas milling circuit for refining. Costs are transferred from in-process inventory at an average cost per GEO to finished goods.

•
Finished goods inventory consists of gold and silver doré bars which are sent to a third-party refiner to produce bullion that meets the required market standards of 99.95% pure gold and 99.90% pure silver. As gold and silver is sold, costs of finished goods inventory are recognized in cost of sales at an average cost per GEO sold.

•	Supplies inventory consists of supplies and commodity consumables used in the mining, milling, and refining processes, as well as spare parts for mobile equipment.

Mineral properties, plant and equipment
Mineral properties, plant and equipment are carried at cost, less accumulated depletion, depreciation, and accumulated impairment losses (if any). Cost includes the fair value of consideration given to acquire or construct an asset and includes all charges associated with bringing an asset to the location and condition necessary for its intended use. Estimated costs of decommissioning, dismantling, and removing assets are capitalized to the cost of the asset to which they relate.

•
Mineral properties consist of the fair value attributable to resources acquired in a business combination or asset acquisition, mine development costs, tailings facilities, and environmental compliance and permitting costs. Mine development costs include costs to build or construct shafts, drifts, and ramps which enable the Company to physically access ore and costs to delineate or expand an existing mineral resource ore bodies, including, costs for drilling, assaying, and engineering work. Additionally, mine development costs include amounts reclassified from capitalized exploration and evaluation costs (as discussed below).

Mineral properties are depleted using the units-of-production method. Depletion is determined each period using a factor of GEOs mined over the estimated recoverable GEOs at each mineral property, the totals of which are prospectively adjusted to correspond to changes in such recoverable GEOs. To the extent capitalized mineral property costs benefit an entire ore body, they are amortized over the estimated recoverable GEOs of that ore body. Capitalized costs that benefit specific ore veins or areas are amortized over the estimated recoverable GEOs of that specific ore vein or area.

•
Plant and equipment includes acquisition and purchase costs and the costs of major overhauls of parts of property and equipment if such part extends the productive capacity or useful economic life of the asset to which it relates. Upon such occurrence, the carrying amount of the replaced part is derecognized as a current period charge. The costs of the day-to-day servicing of property and equipment are recognized in profit or loss as incurred. Plant and equipment includes assets acquired pursuant to capital lease obligations in which the Company receives substantially all the risks and rewards of ownership of the asset.

Depreciation on property and equipment is calculated using the straight-line method based on the asset’s expected useful life. When components of an item of plant and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment. The expected useful lives of major asset categories are as follows: computers and software - 3 to 5 years; mobile mine equipment - 5 to 10 years; furniture & fixtures - 3 to 5 years; light-duty vehicles - 3 to 5 years; milling and refining facilities - 10 years. Depreciation on assets under construction commences when such assets are substantially complete and placed in service for their intended use.

•
Exploration and evaluation assets include the capitalized costs of acquiring mineral property rights and licenses and subsequent exploration drilling and related evaluation costs at sites without an existing mine or on areas outside of the approximate boundary of a known mineral resource deposit. Exploration and evaluation expenditures are capitalized as incurred within mineral properties, plant and equipment and such costs are carried forward as an asset provided that one of the following conditions is met: 1) such costs are expected to be recouped in full through successful development and exploration of the area of interest or alternatively, by its sale; or 2) exploration and evaluation activities in the area of interest have not yet reached a stage which demonstrates technical feasibility and commercial viability, and active and significant operations in relation to the area are continuing, or planned for the future.

Once an area demonstrates technical feasibility and commercial viability, subject to an impairment analysis, capitalized exploration and evaluation costs are transferred to mineral properties within property, plant and equipment and amortized using the units-of-production method. The determination of a technically feasible and commercially viable resource is assessed based on a combination of factors including, but not limited to: 1) the extent to which mineral resources have been identified through a feasibility study or similar document, 2) the results of optimization studies and further technical evaluation carried out to mitigate project risks identified in the feasibility study, 3) the status of environmental permits, and 4) the status of mining leases or permits.
If a project does not prove to be technically feasible or economically viable, unrecoverable capitalized exploration and evaluation costs are written off. Proceeds from the sale of mineralized material (gold and silver) during the exploration and evaluation stage are offset against any capitalized costs of the related exploration and evaluation asset.
Impairment of long-lived assets
At each reporting period end, the Company reviews its long-lived assets, which include capitalized costs for mineral properties, plant and equipment, and exploration and evaluation assets, to determine whether any indications of impairment exist. If any such indication exists, the recoverable amount of the relevant cash generating unit ("CGU") is estimated in order to determine the extent of an impairment, if any at all. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets, which for the Company means its Midas and Fire Creek mine sites. Assets which are shared between the Company's CGUs that do not generate cash inflows that are independent of those generated from other assets or groups of assets, such as the Midas Mine's mill, tailings dam, and refinery, are allocated to individual CGUs based upon the shared assets estimated future benefits attributable to each CGU.
The recoverable amount is determined as the higher of fair value less direct costs of disposal (“FVLCD”) and the asset’s value in use (VIU"). FVLCD is the estimated amount that would be obtained from the sale of an asset or CGU in an arm’s length transaction between knowledgeable and willing parties, less the costs of disposal. For mineral assets, when a binding sale agreement is not readily available, FVLCD is often estimated using a discounted post-tax cash flow approach. In assessing VIU, the estimated future pre-tax cash flows of an asset or CGU are discounted to their present value. Estimated future cash flows are computed using estimated recoverable gold and silver ounces from period end mineral resources, estimates of future gold and silver selling prices, and estimates of future operating, capital, and decommissioning costs. If the carrying amount of an asset or CGU exceeds its estimated recoverable amount, the carrying amount of such asset or CGU is reduced to its estimated recoverable amount and an impairment loss is recognized. Assets or CGUs that have been impaired are tested for possible reversal of the impairment whenever events or changes in circumstance indicate that the impairment may have reversed.
Assets held for sale
From time to time the Company may determine that certain of its long-lived assets no longer fit into its strategic operating plans and may commit to a plan to sell such identified assets which are then classified within Prepaid expenses and other as "Assets held for sale". Assets held for sale are actively marketed at competitive prices which the Company believes should result in their sale within the next 12 months. Assets held for sale are carried at the lower of their carrying amount or fair value less costs to sell. The Company assesses the fair value (less costs to sell) of assets held for sale at each reporting period end. Liabilities related to assets held for sale (if any), are classified as current liabilities. The Company ceases depreciation on assets classified as held for sale. Amounts resulting from adjusting an asset held for sale to fair value (less costs to sell) are recorded to Loss on equipment disposal.
Business combinations
A business combination is defined as an acquisition of assets and liabilities that constitute a business, which is defined as an integrated set of activities and assets that includes inputs, outputs, and processes that are capable of being conducted and managed for the purpose of providing a return to the Company or other economic benefits.
The Company applies the acquisition method to account for business combinations, whereby the purchase consideration transferred is allocated to the fair value of identifiable assets acquired and liabilities assumed at the date of acquisition. Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they are adjusted retrospectively in subsequent periods upon the receipt of final values; however, the measurement period will not exceed one year from the acquisition date. Acquisition-related costs are expensed as incurred, except for the cost of debt or equity instruments issued in relation to the acquisition which are included in the carrying amount of the related instrument.
If an acquisition does not meet the definition of a business, the transaction is accounted for as an asset purchase.
Decommissioning provision
The Company records a liability and corresponding asset for the present value of the estimated costs of legal and constructive obligations for site closure and reclamation activities where the liability is probable and a reasonable estimate can be made of the obligation amount. Provisions for closure and reclamation liabilities are estimated using expected cash flows, based on engineering and environmental reports prepared by internal and third-party industry specialists, which are adjusted for estimates of inflation and discounted at a risk-free rate specific to the estimated term of the liability. The capitalized amount is included within Mineral properties, plant and equipment and amortized on the same basis as the asset to which it relates. The decommissioning provision liability is accreted over time to reflect the unwinding of the discount with the resultant accretion expense included in Finance charges. The provision is reviewed at each period end and adjusted for changes in estimates, circumstances, disturbances, and inputs used to compute the underlying liability.
Share capital
The proceeds from the issuance of common shares and exercise of stock options and warrants are recorded as Share capital in the amount for which the share, option, or warrant enabled the holder to purchase a share in the Company. Commissions paid to underwriters and other related share issuance costs are charged to Share capital. The fair value of warrants is determined using the Black-Scholes option pricing model with market related inputs as of the date of issuance.
The Company has adopted the residual value method with respect to the measurement of shares and warrants issued together as private placement units. The residual value method first allocates the total value received by the Company to the most easily measurable component based on fair value and then the residual value, if any, to less easily measurable component(s). The fair value of the common shares issued in the private placements is typically determined to be the more easily measurable component.
Share-based compensation
The fair value of the estimated number of stock options and common shares awarded to eligible recipients that are expected to vest, determined as of the date of grant, is recognized as share-based compensation expense within General and administrative expenses over the applicable vesting period, with a corresponding increase to either Contributed surplus (for stock option awards) or Share capital (for common share awards). If and when the stock options are exercised, the applicable amounts of Contributed surplus are reclassified to Share capital. Share-based compensation awards that are forfeited before vesting result in previously recognized expenses being reversed.
The fair value of stock options is determined using the Black-Scholes option pricing model with market related inputs as of the date of grant. The fair value of common share awards is the market value of the underlying shares as of the date of grant. Changes to the estimated number of awards that will eventually vest are reviewed at each reporting period end with resulting adjustments accounted for prospectively.
Revenue recognition
Revenue from the sale of gold and silver is recognized when the significant risks and rewards of ownership have passed to the buyer; it is probable that economic benefits associated with the transaction will flow to the Company; the sales price can be reliably measured; the Company has no significant continuing involvement; and the costs incurred or to be incurred in respect of the transaction can be measured reliably. These conditions are generally met when the sales price is fixed and title has passed to the buyer.
Income taxes
The Company uses the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets also result from unused loss carry forwards, resource related pools and other deductions. A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting period end and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.
Current and deferred income tax expenses or benefits are recognized in net earnings except when they arise as a result of items recognized in other comprehensive income or directly in equity, in which case the related current and deferred income tax expenses or benefits are also recognized in other comprehensive income or directly in equity.
Mining taxes and royalties are treated and disclosed as current and deferred taxes if they have the characteristics of an income tax. This is considered to be the case when they are imposed under government authority and the amount payable is calculated by reference to revenue net of any allowable deductions.
Finance charges
Costs for new borrowings or facilities are capitalized and presented with the related borrowing and amortized to Finance charges using the effective interest method over the term of the related borrowing agreement.
Net income (loss) per share
Basic net income income (loss) per share is calculated using the weighted-average number of shares outstanding during the period. For calculations of diluted per share amounts, the weighted average number of common shares outstanding is adjusted to include the effects of common share awards and dilutive stock options and warrants, whereby any proceeds from the exercise of in-the-money stock options or warrants are assumed to be used to purchase common shares at the average market price during the period (the treasury method).
3. Recent Accounting Pronouncements
New accounting standards adopted during the year
The Company has not adopted or applied any new or recently issued accounting pronouncements during the preparation of the consolidated financial statements for the year ended December 31, 2015 other than changing the presentation currency from Canadian dollars to United States dollars (discussed in Note 2. Summary of Significant Accounting Policies). The Company continues to evaluate the impacts of the recently issued, but not yet effective, accounting pronouncements discussed below.

New accounting standards issued but not yet effective

•
IFRS 9, Financial Instruments - classification and measurement: Addresses the classification, measurement and recognition of financial assets and financial liabilities and includes a reformed approach to hedge accounting. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortised cost, fair value through other comprehensive income, and fair value through profit or loss. The standard introduces a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. The standard is effective for accounting periods beginning on or after January 1, 2018. Early application is permitted. The Company is assessing IFRS 9’s impact on its financial statements.

•
IFRS 15, Revenue from Contracts with Customers: Deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18, Revenue, and IAS 11, Construction Contracts, and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2018 and earlier application is permitted. The Company is assessing IFRS 15’s impact on its financial statements.

•
IFRS 16, Leases: On January 13, 2016 the IASB issued IFRS 16, according to which, all leases will be on the balance sheet of lessees, except those that meet the limited exception criteria. Respectively, rent expense is to be removed and replaced by the recording of depreciation and finance expenses.  The standard is effective for annual periods beginning on or after January 1, 2019.  The Company is assessing IFRS 16’s impact on its financial statements.

4. Significant Judgments, Estimates, and Assumptions
The preparation of the consolidated financial statements requires management to make judgments, assumptions, and/or estimates that affect the reported amounts of assets, liabilities, and contingencies as of the date of the financial statements and reported amounts of expenses and taxes during reporting periods. Actual results may differ from estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant at the time such estimates are made. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.
The Company considers an accounting estimate to be critical if it requires significant management judgments and/or assumptions about matters that are highly uncertain at the time the estimate is made and if changes in the estimate that are reasonably possible could materially impact the Company's financial statements. Although other estimates are used in preparing the financial statements, the Company believes that the following accounting estimates are the most critical to understanding and evaluating the reported financial results.
Mineral resources
The Company's mineral resources, which include measured and indicated and inferred, are periodically updated, usually on an annual basis and are calculated in accordance with applicable industry standards. Estimated recoverable GEOs in the mineral resource are used in units-of-production depreciation and depletion calculations, deferred tax calculations, decommissioning provision schedules, derivative valuations for the gold supply agreement, and are the basis for future cash flow estimates utilized in impairment calculations for long-lived assets. When determining mineral resources, the Company must make assumptions and estimates of future commodity prices, future mining methods and extraction schedules, and the related costs incurred to develop, mine, and process the GEOs extracted. A change in any estimate, assumption, or input used to determine the Company's mineral resources could change the estimated recoverable GEOs contained therein, which may have a material impact on the Company's financial statements and/or the recorded amounts of assets and liabilities which incorporate mineral resource estimates.
Impairment of long-lived assets
If the carrying amount of an asset or CGU exceeds its estimated recoverable amount, the carrying amount of such asset or CGU is reduced to its estimated recoverable amount and an impairment loss is recognized. The recoverable amount of a CGU is determined as the higher of FVLCD and the asset’s VIU, the calculations of which both require the Company to make estimates and probabilities of future cash flows, discount rates, gold and silver selling prices, recoverable GEOs from period end mineral resources, and operating, capital, and decommissioning costs. Key assumptions and inputs used in the Company's most recent impairment review included 2016 gold and silver prices of $1,100/oz. and $14/oz., respectively, long-term market consensus gold and silver prices through the lives of each mine of $1,200/oz. and $18/oz., respectively, gold and silver recovery rates of

94%, a discount rate of approximately 7.1%, and probability weighted sensitivities which incorporated different future scenarios and resultant cash flows. The Company also makes assumptions and judgments regarding what constitutes a CGU as well as the allocation of shared assets between the Company's CGUs, such as the Midas Mine's mill, tailings dam, and refinery. A change in any CGU determination or estimate, assumption, allocation, or input used to estimate the recoverable amount of each CGU could result in an impairment charge not otherwise recorded.
Inventory net realizable value
The Company's production-related inventories are measured and carried at the lower of average cost or net realizable value. Net realizable value is calculated as the estimated future sales price in the ordinary course of business less the estimated costs to convert the production-related inventories into a saleable product less estimated selling costs. A change in any estimate, assumption, or input incorporated into the net realizable value calculation could result in a write-down charge not otherwise recorded.
Decommissioning provision
Provisions for closure and reclamation liabilities are estimated using expected cash flows, based on engineering and environmental reports prepared by third party industry specialists, which are adjusted for estimates of inflation and discounted at a risk-free rate specific to the estimated term of the liability. Additionally, the timing of such decommissioning cash flows are estimated using mineral resources and estimated lives of each mine. A change in any estimate, assumption, or input incorporated into the decommissioning provision calculation could change the recorded amount of the related liability and timing and amount of the estimated future reclamation expenditures.
Deferred income taxes
In assessing the probability of realizing income tax assets recognized, the Company makes estimates related to future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences, and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. Estimates of future taxable income are based on internally developed forecasted cash flows from operations based on life of mine projections which are generally consistent with the Company's long-lived asset impairment calculations and models. The Company considers tax planning opportunities that are within the Company’s control, are feasible, and implementable without significant obstacles. At the end of each reporting period, the Company reassesses recognized and unrecognized income tax assets. A change in any estimate, assumption, or input incorporated into the estimates of future taxable income or tax planning strategies could change the recorded amount of tax related assets and liabilities.
Business combination allocations
When accounting for business combinations the purchase consideration transferred is allocated to the fair value of identifiable assets acquired and liabilities assumed at the date of acquisition. Fair value measurements require the use of the inputs which often times cannot be observed or are observable for similar assets and liabilities (as opposed to identical assets and liabilities). Where provisional fair values are used in accounting for a business combination, they are adjusted retrospectively in subsequent periods (up to one year) upon the receipt of final fair value determinations. A change in any estimate, assumption, or input incorporated into the fair value determinations of assets acquired and/or liabilities assumed in a business combination could change the recorded amount of the related assets and liabilities and impact the Company's financial position and results of operations.
5. Business Combinations
Business acquisition costs
During the year ended December 31, 2015, the Company incurred $0.3 million of Business acquisition costs related to the Rice Lake acquisition (see Note 25. Subsequent Events). During the year ended December 31, 2014 the Company incurred Business acquisition costs of $2.1 million related to the Midas Acquisition (discussed below).
Acquisition of Midas
On February 11, 2014, the Company acquired all of the outstanding shares of Newmont Midas Holdings Limited, which indirectly owned Midas, from Newmont USA Limited, a subsidiary of Newmont Mining Corporation (the “Midas Acquisition”). The aggregate purchase consideration transferred totaled approximately $63.6 million, comprised of $57.7 million of cash and 5,000,000 common share purchase warrants which were valued at $5.9 million. The Company accounted for the Midas Acquisition as a business combination and allocated the purchase consideration transferred to the identifiable assets and liabilities as shown below. In addition, the Company was required to deposit $28.6 million of Restricted cash to collateralize surety bonds for Midas's decommissioning provision.

Purchase price:	Note	Amount
Cash		$57,749
Warrants		5,896
		$63,645
Net assets acquired:
Inventories		$1,941
Prepaid State of Nevada net proceeds tax		2,743
Mineral properties	8	24,817
Plant and equipment	8	50,966
Decommissioning provision	13	(15,627)
Deferred tax liability		(1,195)
		$63,645
The $57.7 million cash portion of the purchase consideration for the Midas Acquisition was financed with the net proceeds from a private placement (see Note 14. Share Capital), a gold purchase agreement (see Note 9. Obligations Under Gold Purchase Agreement), a net smelter royalty agreement (see Note 24. Commitments and Contingencies), and the issuance of senior notes (see Note 12. Senior Notes). The $5.9 million of purchase consideration from warrants was issued to Newmont and contain a 15-year term and an exercise price of CDN$2.15 (see Note 14. Share Capital).
6. Inventories

	December 31,
	2015	2014
Supplies	$3,289	$1,432
Stockpiles	5,860	5,400
In-process	4,105	5,246
Doré finished goods	6,323	9,540
	$19,577	$21,618
As of December 31, 2015 and 2014, the Company's stockpiles, in-process, and doré finished goods inventories included $4.3 million and $5.8 million, respectively, of capitalized non-cash depreciation and amortization costs. Cost of inventories recognized in Production costs totaled $82.3 million and $53.9 million during the years ended December 31, 2015 and 2014.
The Company did not experience any write downs of inventories for net realizable value adjustments during the years ended December 31, 2015 and 2014.
7. Prepaid Expenses and Other

	December 31,
	2015	2014
Prepaid U.S. federal and State of Nevada taxes	$5,014	$2,743
Claim maintenance and land holding costs	589	513
Prepaid insurance	389	298
Reclamation bond cash collateral receivable	—	3,026
Other	992	814
	$6,984	$7,394

8. Mineral Properties, Plant and Equipment

	Note	Mineral properties	Plant and equipment	Exploration and evaluation	Total
Cost
Balance at December 31, 2014		$134,593	$57,410	$—	$192,003
Additions		33,257	9,251	5,524	48,032
Increase to decommissioning provision	13	5,315	—	—	5,315
Dispositions		—	(600)	—	(600)
Foreign exchange		(129)	(5)	—	(134)
Balance at December 31, 2015		173,036	66,056	5,524	244,616

Accumulated depreciation and depletion
Balance at December 31, 2014		22,367	7,869	—	30,236
Additions		19,863	8,508	—	28,371
Dispositions		—	(63)	—	(63)
Foreign exchange		—	(4)	—	(4)
Balance at December 31, 2015		42,230	16,310	—	58,540
		$130,806	$49,746	$5,524	$186,076

	Note	Mineral properties	Plant and equipment	Exploration and evaluation	Total
Cost
Balance at December 31, 2013		$—	$3,541	$87,834	$91,375
Additions		24,040	2,909	831	27,780
Acquisition of Midas	5	24,817	50,966	—	75,783
Reclassifications		88,665	—	(88,665)	—
Increase to decommissioning provision	13	1,276	—	—	1,276
Recoveries from the sale of gold		(4,043)	—	—	(4,043)
Foreign exchange		(162)	(6)	—	(168)
Balance at December 31, 2014		134,593	57,410	—	192,003

Accumulated depreciation and depletion
Balance at December 31, 2013		—	1,516	—	1,516
Additions		22,367	6,465	—	28,832
Foreign exchange		—	(112)	—	(112)
Balance at December 31, 2014		22,367	7,869	—	30,236
		$112,226	$49,541	$—	$161,767
As of December 31, 2015, the cost of mineral properties and plant and equipment included approximately $15.1 million of construction-in-process for the tailings dam expansion, development costs, and equipment. The Company did not experience any impairment losses on long-lived assets during the years ended December 31, 2015 and 2014. As a result of the Midas Acquisition (see Note 5. Business Combinations), during the year ended December 31, 2014, the Company transferred $88.7 million of Fire Creek exploration and evaluation assets into service.
9. Obligations Under Gold Purchase Agreement
In conjunction with its acquisition of Midas, on February 11, 2014, the Company entered into a gold purchase agreement with Franco-Nevada Corporation (the "Gold Purchase Agreement") for net proceeds of $32.6 million which requires physical gold deliveries to be made at the end of each month (with the first delivery commencing on June 30, 2014). Each gold delivery reduces the Obligations under gold purchase agreement balance and accrued interest based on a repayment amortization schedule established on the February 11, 2014 transaction date, which incorporated then current forward gold prices (ranging from $1,290 to $1,388) and an effective interest rate of approximately 18.3%. Gold deliveries cease on December 31, 2018 following the delivery of 38,250 gold ounces. The Gold Purchase Agreement contains customary representations, covenants, and events of default for agreements of these types, which the Company was in compliance with as of year-end, and is secured by all of the Company's assets.
During the years ended December 31, 2015 and 2014, the Company delivered 7,500 and 6,750 ounces of gold, respectively, which reduced the obligations balance by approximately $4.8 million and $3.7 million, respectively, and satisfied approximately $5.0 million and $5.3 million, respectively, of effective Finance charges.
The Company has accounted for the Gold Purchase Agreement as a loan with an embedded derivate that meets the "own use" exception from mark-to-market accounting. The Gold Purchase Agreement is recorded at amortized cost. The following table provides a summary of the Gold Purchase Agreement's activity:

	Year ended December 31,
	2015	2014
Balance at beginning of period	$29,219	$—
Proceeds from obligation issuance	—	33,764
Issuance costs	—	(1,133)
Interest expense and accretion of issuance costs	4,962	5,306
Repayment of interest charges	(4,668)	(3,468)
Repayment of principal (gold ounce deliveries)	(5,069)	(5,250)
Balance at end of period	24,444	29,219
Less: current portion	(6,504)	(8,860)
Non-current portion	$17,940	$20,359
The Company is required to deliver 2,000 gold ounces per quarter during fiscal years 2016, 2017, and 2018. The following table provides a summary by year of the remaining future scheduled gold ounce deliveries required under the Gold Purchase Agreement (in thousands except gold ounce deliveries):

	2016	2017	2018	Total
Reduction of obligations under gold purchase agreement	$6,504	$8,023	$9,917	$24,444
Gold ounce deliveries	8,000	8,000	8,000	24,000
10. Finance Lease Obligations
The Company's finance lease obligations are for the purchase of mobile mine equipment, bear interest at 3.95% per annum, and carry 36-month terms. The net carrying amount of mobile mine equipment acquired under finance leases totaled $1.4 million as of December 31, 2015. The Company's finance lease obligations contain customary representations, covenants, and events of default for agreements of these types and are secured by the underlying equipment financed.
The Company made no principal payments on its finance lease obligations during the year ended December 31, 2015 as the agreements were entered into towards the end of the year. The following table provides a summary of the future payments due under the Company's finance lease obligations:

December 31,
Fiscal year	2015
2016	$485
2017	485
2018	485
Total	1,455
Less: finance charges	(84)
Minimum principal payments	1,371
Less: current portion	(439)
Non-current portion	$932

11. Derivative Liability Related to Gold Supply Agreement
In conjunction with a debt financing, on March 31, 2011, the Company entered into a gold supply agreement (the "Gold Supply Agreement") which grants the counterparty the right to purchase, on a monthly basis, the refined gold produced from the Fire Creek mine for a five-year period beginning in February 2013. When/if the counterparty elects to purchase the refined gold, the purchase price is calculated as the average PM settlement price per gold ounce on the London Bullion Market Association for the 30 trading days immediately preceding the relevant pricing date. A 1.0% discount is applicable through February 29, 2016. If Fire Creek has not produced 150,000 gold ounces by February 28, 2018, the term of the Gold Supply Agreement is extended until 185,000 gold ounces have been produced.
The Company has classified the Gold Supply Agreement as a derivative instrument which is carried at fair value. Changes in fair value, together with any losses realized from selling gold ounces under the Gold Supply Agreement, are recorded to Gain on derivative, net.
The following table provides a summary of the Gold Supply Agreement activity:

	Year ended December 31,
	2015	2014
Balance at beginning of period	$4,373	$8,060
Gain on change in fair value of Gold Supply Agreement	(1,598)	(3,687)
Balance at end of period	2,775	4,373
Less: current portion	(1,176)	(1,289)
Non-current portion	$1,599	$3,084
The following table provides a summary of amounts recorded to Gain on derivative, net and the number of gold ounces purchased by the counterparty under the Gold Supply Agreement (in thousands except gold ounces sold to counterparty):

	Year ended December 31,
	2015	2014
Gain on change in fair value of Gold Supply Agreement	$1,598	$3,687
Loss on gold ounces sold under the Gold Supply Agreement	(1,474)	(385)
	$124	$3,302
Gold ounces sold to counterparty	36,066	27,528
12. Senior Notes
In conjunction with its acquisition of Midas, on February 11, 2014, the Company completed a private placement of units which consisted of CDN$25.0 million of 11.0% senior secured notes due August 11, 2017 (the "Senior Notes") and 3,100,000 common share purchase warrants (see Note 14. Share Capital). The Senior Notes were carried net of issuance costs, which were being amortized to Finance charges using the effective interest method. The Senior Notes required principal payments of CDN$1.0 million per quarter (CDN$4.0 million per year) in equal monthly installments from January 2015 through July 2017 and a CDN$14.7 million payment in August 2017, the maturity date of the Senior Notes.
During the third quarter of 2015, following a September 2015 public offering (see Note 14. Share Capital) and pursuant to an option of the Company, the entire outstanding principal balance of the Senior Notes was repaid and a prepayment penalty of 4% was incurred on the $16.8 million of principal repaid. The following table provides a summary of the Loss on extinguishment of senior notes:

Year ended December 31, 2015
Write-off of unamortized senior notes issuance costs	$1,460
Payment of senior notes prepayment penalty	672
$2,132

The following table provides a summary of the activity for the Senior Notes carrying value:

	Year ended December 31,
	2015	2014
Balance at beginning of period	$19,202	$—
Principal amount of issuance	—	22,675
Initial discount and issuance costs	—	(3,271)
Accretion of discount and issuance costs	660	771
Foreign currency adjustments	793	(973)
Repayment of principal	(19,195)	—
Write-off of unamortized senior notes issuance costs	(1,460)	—
Balance at end of period	—	19,202
Less: current portion	—	(3,158)
Non-current portion	$—	$16,044
13. Decommissioning Provision
The Company’s decommissioning provision is related to its mining operations and exploration activities at Fire Creek and Midas and as of December 31, 2015, incorporated a discount rate of 2.3% and an inflation rate of 2.0%. The following table provides a summary of changes in the decommissioning provision:

	December 31,
	2015	2014
Balance at beginning of period	$18,483	$1,122
Additions from change in estimate and obligations incurred	5,315	1,276
Accretion expense included in Finance charges	402	458
Additions resulting from acquisition of Midas	—	15,627
Balance at end of period	$24,200	$18,483
As of December 31, 2015, the Company's decommissioning provision was secured by surety bonds totaling $30.0 million, which were partially collateralized by restricted cash totaling $12.1 million. During the year ended December 31, 2015, the Company reduced the amount of restricted cash balances collateralizing the surety bonds by $9.8 million (net), resulting in a December 31, 2015 Restricted cash balance of $12.1 million.
14. Share Capital
Common Shares
The authorized share capital of the Company is comprised of an unlimited number of common shares with no par value. Common shares are typically issued in conjunction with corporate financing efforts, the exercise of warrants (discussed below), and pursuant to share-based compensation arrangements (see Note 15. Share-Based Compensation).
September 2015 Public Offering
On September 10, 2015, the Company completed a bought deal offering in which 7,400,000 common shares were issued at a price of CDN$3.55 per common share, resulting in gross proceeds of $19.9 million (CDN$26.3 million). After general offering costs of $0.2 million and a 5% underwriting fee of $1.0 million, the net proceeds to the Company totaled $18.7 million. The Company used the net proceeds from the offering to repay the Senior Notes (see Note 12. Senior Notes).
July 2014 Public Offering
On July 30, 2014, the Company completed a bought deal public offering for aggregate gross proceeds of $14.8 million (CDN$16.1 million) in which 8,050,000 common shares were issued, which included an over-allotment of 1,050,000 common shares, at a price of CDN$2.00 per common share. The underwriters received a 5% commission totaling $0.6 million, which excluded $2.6 million from subscriptions by purchasers on the president's list. The underwriters were also granted an aggregate of 266,000 compensation warrants, being an amount equal to 4% of the number of common shares sold, excluding the 1,400,000 common shares sold to purchasers on the president's list. The 266,000 compensation warrants are exercisable at CDN$2.25 per warrant at any time during a period of 24 months following the closing date.
February 2014 Private Placement
In connection with the Midas Acquisition (see Note 5. Business Combinations), in February 2014 the Company completed a private placement offering of subscription receipts for 29.4 million common shares at an issue price of CDN$1.45 per common share for total gross proceeds of $39.1 million (CDN$42.6 million). Net proceeds to the Company totaled $37.1 million after issuance costs of $2.0 million.
Share Purchase Warrants
The Company has previously issued share purchase warrants in conjunction with its February 2014 acquisition of Midas and other past debt and equity financing transactions. The following table summarizes activity of the Company's warrants activity:

		Year ended December 31, 2015		Year ended December 31, 2014
Warrants	Note	Number	Weighted average exercise price - CDN$	Number		Weighted average exercise price - CDN$
Outstanding at beginning of year		11,755,126	$2.24	12,304,065		$1.80
Issued pursuant to private placement		—	—	1,176,000	(1)	1.55
Issued with Senior Notes	12	—	—	3,100,000	(1)	1.95
Issued with Midas Acquisition	5	—	—	5,000,000	(1)	2.15
Issued with July 2014 public offering		—	—	266,000	(1)	2.25
Exercised		(1,990,760)	1.69	(9,124,116)		1.69
Expired		(1,400,000)	3.99	(966,823)		1.75
Outstanding at end of year		8,364,366	$2.07	11,755,126		$2.24
Exercisable at end of year		8,364,366	$2.07	11,755,126		$2.24
(1) Weighted average inputs to the Black-Scholes model used in determining the fair value of the warrants granted include a risk-free interest rate of 1.98%, volatility of 45.5%, dividend yield of 0.0%, and an estimated life of 9.14 years.

The following table provides a summary of the Company's outstanding warrants:

Warrants	December 31, 2015			December 31, 2014
Exercise price per share - CDN$	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price - CDN$	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price - CDN$
$1.00 - $1.49	—	—	—	525,826	0.80	$1.43
$1.50 - $1.99	3,178,166	1.61	1.94	4,263,300	1.69	1.84
$2.00 - $2.49	5,186,200	12.68	2.15	5,566,000	12.98	2.17
$2.50 - $3.00	—	—	—	1,400,000	0.27	2.76
	8,364,366	8.45	$2.07	11,755,126	6.83	$2.24
15. Share-Based Compensation
The Company's Share Incentive Plan ("SIP") permits the granting of share options (under the Share Option Plan included in the SIP) and common share awards (under the Share Compensation Plan included in the SIP) to compensate eligible participants, which can include directors, officers, employees, and service providers to the Company. The SIP is administered by the Board of Directors of the Company and subject to conditions and restrictions over award terms, grant limits, and grant prices.
The Share Option Plan provides that at the time of grant, the aggregate number of common shares reserved for issuance may not exceed 15% of the then current outstanding common shares, further reduced for both (1) share options outstanding under other share-based compensation plans and (2) common shares reserved for issuance under the Share Compensation Plan (1,288,482 common shares permitted). As of December 31, 2015, under the SIP, the Company had remaining grant capacity of 9,434,262 share options under the Share Option Plan and 223,238 common share awards under the Share Compensation Plan.

Share Option Awards
The following table summarizes activity of the Company's share options:

	Year ended December 31, 2015			Year ended December 31, 2014
Share options	Number		Weighted average exercise price - CDN$	Number		Weighted average exercise price - CDN$
Outstanding at beginning of year	10,090,355		$1.70	5,480,758		$1.41
Granted	3,345,500	(1)	2.80	5,318,063	(1)	1.95
Exercised	(2,707,703)	(2)	1.48	(525,768)	(2)	1.24
Forfeited	(534,834)		2.04	(182,698)		1.64
Outstanding at end of year	10,193,318		$2.10	10,090,355		$1.70
Exercisable at end of year	6,603,243		$1.92	5,248,672		$1.49
(1) Weighted average inputs for the Black-Scholes model used in determining the fair value of the options granted in 2015 (and 2014) include a risk-free interest rate of 0.85% (1.31% in 2014), volatility of 47.4% (48.24% in 2014), dividend yield of 0.0% in 2015 and 2014, and an expected option life of 5.0 years (3.4 years in 2014).

(2) The weighted average share price on the date share options were exercised was CDN$2.77 (CDN$1.99 in 2014).
The following table provides a summary of the Company's outstanding share options:

Share options	December 31, 2015			December 31, 2014
Exercise price per share - CDN$	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price - CDN$	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price - CDN$
$1.00 - $1.49	1,127,259	1.57	$1.34	2,856,792	1.70	$1.30
$1.50 - $1.99	3,625,085	1.84	1.71	4,202,500	2.49	1.36
$2.00 - $2.49	2,530,974	3.43	2.05	2,906,063	4.51	2.05
$2.50 - $3.00	2,910,000	4.00	2.92	125,000	1.03	2.53
	10,193,318	2.82	$2.10	10,090,355	2.83	$1.70
Common Share Awards
The following table summarizes activity of the Company's common shares granted under the Share Compensation Plan:

	Year ended December 31,
Common share awards	2015		2014
Outstanding and unvested at beginning of year	471,183		—
Granted	591,910	(1)	483,025	(2)(3)
Vested	(173,759)		(11,842)
Canceled	(9,691)		—
Outstanding and unvested at end of year	879,643		471,183
(1) Granted 572,785 awards at CDN$3.00 and 19,125 awards CDN$2.89. 572,785 of the awards are scheduled to vest 20% on both the first and second anniversary and 60% on the third anniversary and 19,125 of the awards are scheduled to vest 2/3 at the time of grant and 1/3 on the first anniversary.

(2) Granted at a weighted average price of CDN$2.04. 35,525 of the awards are scheduled to vest 1/3 at the time of grant, and first and second anniversaries. 447,500 of the awards are scheduled to vest 1/3 at the first, second, and third anniversaries.

(3) Grant increased the number of common shares issued and outstanding as common share awards were granted with voting rights.

16. Finance Charges
The following table provides a summary of the Company's finance charges:

		Year ended December 31,
	Note	2015	2014
Effective interest on Gold Purchase Agreement	9	$4,962	$5,306
Senior Notes	12	2,324	3,075
Accretion of decommissioning provisions	13	402	458
Other interest expense (income), net		1	(68)
		$7,689	$8,771
17. Income Taxes
The following table provides the composition of the Company's income tax expense between current tax and deferred tax:

	Year ended December 31,
	2015	2014
Current income tax expense	$2,181	$3,052
Deferred income tax expense	9,599	3,928
	$11,780	$6,980
The following table provides a reconciliation of the applicable Canadian federal and provincial statutory rates applied to income before taxes to income tax expense:

	Year ended December 31,
	2015	2014
Income before tax	$34,308	$23,680
Canadian federal and provincial income tax rate	26.00%	26.00%
Income tax expense (recovery) based on Canadian federal and provincial income tax rates	8,920	6,157
Increase (decrease) attributable to:
Effects of different foreign statutory tax rates on earnings of subsidiaries	2,277	784
State income tax expense	2,445	2,621
Permanent differences	298	1,600
Use of losses not previously recognized	—	(5,425)
Change in deferred tax assets not recognized (recognized)	(2,160)	1,243
Income tax expense	$11,780	$6,980

The significant components of the Company’s deferred income tax assets (liabilities) are as follows:

	December 31,
	2015	2014
Deferred income tax assets:
Non-capital and capital losses carryovers	$10,801	$4,666
Asset retirement obligations	5,831	6,022
Derivatives	971	1,530
Share-based compensation	920	660
Other	5,102	3,903
	23,625	16,781
Deferred income tax assets not recognized	(11,554)	(5,432)
	12,071	11,349
Deferred income tax liabilities	(26,757)	(16,238)
Net deferred income tax liabilities	(14,686)	(4,889)

Comprised of the following:
Deferred tax asset	—	264
Deferred tax liability	(14,686)	(5,153)
	$(14,686)	$(4,889)
On the statement of the financial position, deferred tax assets and liabilities have been offset where they related to income taxes within the same taxation jurisdiction and where the Company has the legal right and intend to offset.
As at December 31, 2015, the Company and its subsidiaries had available Canadian operating loss carry forwards of $19,857 which expire between the years 2016 and 2035 and U.S. operating loss carry forwards of $16,108 which expire between 2032 and 2033.
Management believes that sufficient uncertainty exists regarding the realization of certain deferred tax assets such that they have not been recognized. The tax benefits not recognized reflect management’s assessment regarding the future realization of Canadian and foreign tax assets and estimates of future earnings and taxable income in these jurisdictions as at December 31, 2015.
18. Net Income Per Share
The following table provides computations of the Company's basic and diluted net income per share (in thousands, except per share amounts):

	Year ended December 31,
	2015	2014
Net income	$22,528	$16,490
Weighted average common shares:
Basic	132,279,526	115,481,622
Effect of:
Stock options	3,682,637	1,422,539
Warrants	2,792,283	1,005,310
Common share awards	244,512	—
Diluted	138,998,958	117,909,471
Net income per share:
Basic	$0.17	$0.14
Diluted	$0.16	$0.14

The impact of dilutive stock options and warrants was determined using the Company’s average share price, which for the years ended December 31, 2015 and 2014 was CDN$2.99 and CDN$1.91, respectively.
19. Segment Information
The Company's reportable segments are comprised of operating units which have revenues, earnings or losses, or assets exceeding 10% of the respective consolidated totals. Results of the Company’s three operating segments are reviewed by the Company’s Chief Executive Officer to make decisions about resources to be allocated to the segments and to assess their performance. The table below summarizes segment information:

	Year ended December 31, 2015				Year ended December 31, 2014
	Fire Creek	Midas	Corporate and other	Total	Fire Creek	Midas	Corporate and other	Total
Revenues	$95,023	$60,139	$—	$155,162	$72,885	$37,120	$—	$110,005
Production costs	37,394	45,905	—	83,299	25,164	29,041	—	54,205
Depreciation and depletion	21,454	8,189	—	29,643	18,344	4,809	—	23,153
Gross profit	36,175	6,045	—	42,220	29,377	3,270	—	32,647
General and administrative expenses	515	515	11,366	12,396	304	304	8,406	9,014
Loss on asset disposal	—	351	—	351	—	—	—	—
Income (loss) from operations	$35,660	$5,179	$(11,366)	$29,473	$29,073	$2,966	$(8,406)	$23,633
Capital expenditures	$21,019	$26,425	$588	$48,032	$11,024	$15,786	$970	$27,780
Total assets	$105,329	$160,607	$17,913	$283,849	$98,658	$131,337	$25,334	$255,329
During the years ended December 31, 2015 and 2014, Fire Creek was allocated $7.5 million and $1.9 million, respectively, of depreciation expense from the Midas ore milling facility.
The table below summarizes segment information for revenues from major customers:

	Year ended December 31, 2015			Year ended December 31, 2014
	Fire Creek	Midas	Total	Fire Creek	Midas	Total
Customer A	$50,535	$46,955	$97,490	$36,637	$19,830	$56,467
Customer B	42,780	—	42,780	23,051	—	23,051
Customer C	—	9,812	9,812	—	8,748	8,748
Customer D	1,708	3,372	5,080	13,197	8,542	21,739
Total	$95,023	$60,139	$155,162	$72,885	$37,120	$110,005
Percentage of Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
20. Related Party Transactions
There were no related party transactions other than as disclosed below. The following table provides a summary of compensation for the Company's executives, which includes the CEO, CFO, COO, and Vice Presidents, and directors:

	Year ended December 31,
	2015	2014
Cash salaries, bonuses, and service fees	$2,673	$1,673
Share-based payments	2,017	1,372
	$4,690	$3,045
As of December 31, 2015 and 2014, no amounts were due to the Company from related parties.

21. Supplemental Cash Flow Information

	Year ended December 31,
	2015	2014
Cash paid for income taxes	$8,177	$1,750
Mobile mine equipment acquired through finance lease obligations	1,455	—
Mineral properties, plant and equipment costs included in ending accounts payable	1,179	733
Warrants issued on Midas acquisition and financings	—	7,946
22. Fair Value Measurements
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets and liabilities recorded at fair value in the consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the fair value measurements. The fair value hierarchy has the following levels:
Level 1 – Quoted prices in active markets for identical assets or liabilities;
Level 2 – Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and
Level 3 – Inputs for assets and liabilities that are not based on observable market data.
There were no transfers between fair value hierarchy levels during the years ended December 31, 2015 and 2014.
The following table provides a listing (by level) of the Company's financial assets and liabilities which are measured at fair value on a recurring basis:

		December 31, 2015			December 31, 2014
Liabilities:	Note	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Derivative liability related to gold supply agreement	11	$—	$2,775	$—	$—	$4,373	$—
The Company's derivative liability is valued by a third-party consultant (and reviewed by the Company) using a simulation-based pricing model and is classified within level 2 of the fair value hierarchy as it incorporates quoted prices from active markets and certain observable inputs, such as, forward metal prices and the volatility of such metal prices.
Other than the Company's derivative liability, the carrying values of financial assets and liabilities approximate their fair values due to their short term nature. The Company's Obligations under gold purchase agreement (Note 9), Finance lease obligations (Note 10) and Senior Notes (Note 12) are carried at amortized cost. As of December 31, 2015, the fair value of the Obligations under gold purchase agreement was approximately $25.3 million and was computed using estimates of forward gold prices and scheduled gold ounce deliveries.
23. Financial Risk Management
Credit risk
Credit risk arises from the non-performance by counterparties of contractual financial obligations. The Company maintains its cash with major banks and financial institutions. The Company manages credit risk for trade receivables through credit monitoring processes and by trading with highly rated parties for the sale of metal. The maximum exposure to credit risk is equal to the carrying value of the Company’s cash and trade receivables balances. The Company has not experienced any losses on cash balances or trade receivables and believes that no significant risk of loss exists.
Market risk
Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: commodity price risk, interest rate risk, and currency risk. Financial instruments affected by market risk include loans and borrowings, deposits, and derivative financial instruments.
Price risk - The Company is exposed to the risk of fluctuations in prevailing market commodity prices on the gold and silver it produces.
Interest rate risk - Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s long-term debt obligations. At December 31, 2015, the Company was not subject to or exposed to any material interest rate risk; however, as discussed in Note 25. Subsequent Events the Company obtained a revolving credit facility which bears interest in part based on LIBOR.
Foreign currency risk - Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company's foreign currency gains and losses primarily relate to unrealized amounts on intercompany loan balances which are offset by corresponding currency translation losses. At December 31, 2015, a 1% change in the period-end Canadian dollar to US dollar exchange rate would result in an approximate $1.0 million change to Foreign currency gain, net. Additionally, as of December 31, 2015, the Company maintained cash balances of CDN$13.5 million which would be impacted by approximately $0.1 million for every 1% change in the period-end Canadian dollar to US dollar exchange rate.
Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they fall due. The Company manages this risk through management of its capital structure. Based on management’s and the Board of Director’s review of ongoing operations, the Company may revise the timing of capital expenditures, issue equity and/or pursue other loan facilities.
The Company’s current assets exceed current liabilities by approximately $62.4 million at December 31, 2015. The Company enters into contractual obligations in the normal course of business operations. Management believes the Company’s requirements for capital expenditures, working capital and ongoing commitments can be financed from existing cash, from gold and silver sales from operations, by issuing equity, and from other available financial resources.
24. Commitments and Contingencies
Contingencies
The Company is from time to time involved in legal actions related to its business; however, management does not believe, based on currently available information, that contingencies related to any pending or threatened legal matter will have a material adverse effect on the Company’s financial position, although a contingency could be material to the Company’s results of operations or cash flows for a particular period depending on the results of operations and cash flows for such period. Regardless of the outcome, litigation can have an adverse impact on the Company because of defense costs, diversion of management resources, and other factors.
During the year ended December 31, 2012, two directors of the Company resigned and the controller/secretary of the US subsidiary was terminated for cause. Subsequent to the directors’ resignations, the Company determined that each individual breached certain duties and would be terminated for cause retroactive to June 27, 2012 and not eligible for certain severance benefits and/or the receipt of previously granted share-based compensation awards. The former directors and the controller/secretary filed claims against the Company for such compensation benefits, the amounts of which have not been accrued in the consolidated financial statements as of December 31, 2015.  The outcome of the claims cannot be determined at this time.
Royalty commitments
Certain patented and unpatented mining claims at Midas and Fire Creek are subject to lease and royalty agreements that require payments to holders based on minimum annual payment schedules and/or a percentage of the mineral values produced from, or transported through, the royalty claims. Amounts due pursuant to royalty agreements are not recorded in the consolidated financial statements until such time when the amounts are actually payable. The primary type of royalty agreement applicable to Midas and Fire Creek is a net smelter return ("NSR") royalty. Under a NSR royalty, the amount paid by the Company to the royalty holder is generally calculated as the royalty percentage multiplied by the market value of the minerals produced less charges and costs for milling, smelting, refining, and transportation.
In conjunction with its acquisition of Midas, in February 2014, the Company granted a 2.5% NSR royalty on Fire Creek and Midas to a subsidiary of Franco-Nevada for $1.2 million of cash proceeds. Monthly NSR royalty payments will commence in January 2019, after the scheduled gold deliveries required under the Gold Purchase Agreement are completed (see Note 9. Obligations Under Gold Purchase Agreement).
The Company recorded approximately $0.1 million of royalty expense during each of the years ended December 31, 2015 and 2014, which was attributable to minimum annual payments. Royalty expenses are recorded to Production costs.
25. Subsequent Events
Rice Lake Acquisition
On January 22, 2016, the Company acquired the Rice Lake Mine and Mill complex ("Rice Lake") located near Bissett, Manitoba, Canada for $32.0 million (the "Acquisition"). Rice Lake is the Company's first property outside of the State of Nevada, USA. The Acquisition was carried out pursuant to the terms of an asset purchase agreement dated December 16, 2015 among Klondex Mines Ltd., its wholly-owned subsidiary, Klondex Canada Ltd. ("Klondex Canada") and the vendor, 7097914 Manitoba Ltd.

(formerly Shoreline Gold Inc.). The aggregate purchase price of $32.0 million was comprised of $20.0 million in cash paid at closing and $12.0 million in deferred payments in the form of a promissory note to the vendor with an annual interest rate of 4.0% (the "Note"). The Note requires principal repayments of $4.0 million in each of the next three years on the anniversary of the closing date. Interest payments are due monthly. Klondex may, at its option, repay the entire principal amount of the Note then outstanding at any time without penalty. The Note is secured against Rice Lake and other purchased assets and contains customary representations, covenants, and events of default.
Pursuant to the Acquisition, Klondex Canada also acquired certain common shares ("Common Shares") of SGX Resources Inc. ("SGX"). Klondex Canada acquired, and after giving effect to the Acquisition, has beneficial ownership of 43,047,256 Common Shares representing approximately 31.84% of the issued and outstanding Common Shares of SGX.
Revolving Credit Facility
On March 23, 2016, the Company, as borrower, entered into a $25.0 million secured revolving facility agreement (the "Revolver") with Investec Bank PLC, as lender and security agent. Borrowings under the Revolver bear interest per annum at LIBOR plus Margin plus Risk Premium, as such terms are defined in the Revolver. Margin is determined by the Company's Gearing Ratio (a measure of debt to EBITDA) and ranges from 2.75%-4.00% per annum and the Risk Premium is 0.35% per annum, until the Obligations under gold purchase agreement balance is less than $10.0 million, at which time the Risk Premium is no longer applicable. Revolver borrowings may be utilized by the Company for working capital requirements, general corporate purposes, and capital investments and expenditures. The Revolver's maturity date is March 23, 2018, unless otherwise extended in accordance with the terms of Revolver. The Revolver is secured by all of the Company's assets on a pari passu basis with the Gold Purchase Agreement.
The Revolver contains representations and warranties, restrictions, events of default, and covenants that are customary for agreements of this type, including financial covenants which require the Company to maintain a Tangible Net Worth not less than $100.0 million, a Gearing Ratio not greater than 4.00:1, a Cash Balance not less than $10.0 million, and a Current Ratio not less than 1.10:1.